July 30, 2010

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Funds Trust
SEC File Nos. 333-59745; 811-08895

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper and Kim Springer on July 21, 2010, to the Prospectus for Post-Effective Amendment No. 46 filed on or about June 2, 2010, to the Registration Statement on Form N-1A for ING Funds Trust (“Registrant”). No comments were made to the related Statement of Additional Information. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comment

1.

Comment: The Staff requested that the Registrant provide proposed legend disclosure for the summary prospectus before the prospectuses print as it is the Securities and Exchange Commission’s position that the summary prospectus is limited to incorporating by reference the statutory prospectus and the statement of additional information only and not the shareholder reports.

Response: Included below is the Registrant’s legend disclosure for the summary prospectuses:

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. For free paper or electronic copies of the Prospectus and other Fund information (including the Statement of Additional Information and most recent financial report to shareholders), go to www.INGFunds.com/literature; email a request to Literature_request@INGFunds.com; call 1-800-992-0180; or ask your salesperson, financial intermediary, or retirement plan administrator. The Fund’s Prospectus and Statement of Additional Information, each dated August 16, 2010, are incorporated into this Summary Prospectus by reference and may be obtained free of charge at the website, phone number or e-mail address noted above.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 30, 2010

Summary Prospectus - Item 3 – Fee Table

2.	Comment: The Staff requested that the word “Class” be added as a heading for the class shares in the table entitled “Shareholder Fees” and “Annual Fund Operating Expenses.”

Response: The Registrant revised the tables to include the word “Class.”

Summary Prospectus - Item 4 – Principal Investment Strategies and Risks

3.	Comment: The Staff requested that the Registrant add disclosure regarding the maturity of the loans described in the 2nd paragraph of the Principal Investment Strategies.

Response: The Registrant added the following sentence preceding the 3rd paragraph in the Principal Investment Strategies section: “Although the Fund has no restrictions on investment maturity, normally the floating rate loans will have remaining maturities of ten years or less.”

4.	Comment: The Staff requested that the last sentence of the 2nd paragraph of the Principal Investment Strategies section be revised to include the phrase “junk bonds.”

Response: The Registrant has so revised the sentence.

5.

Comment: The Staff noted that the first sentence of the 3rd paragraph as written: “The Fund may invest in derivative instruments including but not limited to …” seems to indicate that there are other derivatives the Fund may invest in. If so, please list those derivatives. If not, the Staff requested that the first sentence of the third paragraph of the Principal Investment Strategies section be revised as follows: “The Fund may invest in the following derivatives: credit-linked notes, credit default swaps, total return swaps, and futures or forward contracts.”

Response: The Registrant has revised the sentence as follows: “The Fund may invest in the following derivative instruments: interest rate swaps, and futures or forward contracts.”

6.

Comment: The Staff noted that the Registrant has some disclosure which explains the purposes for which the derivatives are used in paragraph 3 of the Principal Investment Strategies section. However, the Staff does not believe this statement goes far enough.

Response: The Registrant believes that the language currently in the Prospectus is appropriately descriptive as to the manner in which the derivatives will be used.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 30, 2010

7.

Comment: The Staff requested that the Registrant enhance the discussion of risks to include disclosure for the other types of derivatives mentioned in the Principal Investment Strategies section as you have with the “Credit Derivatives” risk for credit default swaps.

Response: The Registrant appreciate the Staff’s comment, but believes that the “Derivative Instruments” risk is adequate and appropriate.

8.

Comment: The “Credit Derivatives” risk states that the Fund may enter into credit default swaps, either as a buyer or seller of the swap. The Staff requested that the Registrant include an explanation in the Principal Investment Strategies section why the Fund would be a seller of a swap. The Staff recommended including the statement in the third paragraph of the strategy where the reasons for derivatives usage is currently stated.

Response: The Registrant has removed the “Credit Derivatives” risk from the Principal Risks section.

9.

Comment: The Staff requested that the Registrant explain why there is no reference in the fee table to “Acquired Fund Fees and Expenses” as required by Item 3(3)(f)(i) of Form N-1A but an “Other Investment Companies” risk is listed in the summary section of the Prospectus.

Response: As the Fund is a new fund, the Registrant believes that, although the Fund has not invested in Other Investment Companies yet, it may invest in Other Investment Companies in the future and therefore the language in the Principal Investment Strategies and the corresponding risk are appropriate. For any subsequent updates to the Fund’s Prospectus, if the Fund’s investments in Other Investment Companies exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Item 3(3)(f)(i) of Form N-1A.

10.

Comment: The Staff requested that the disclosure “An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency” should be removed pursuant to Item 4(b)(1)(iii) unless the Fund is advised by or sold through an insured depository institution.

Response: The Registrant prefers to leave the disclosure in the prospectus because the Registrant believes that the Fund may be sold through an insured depository institution.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 30, 2010

Summary Prospectus - Item 6 – Purchase and Sale of Fund Shares

11.

Comment: The Staff requested that the Registrant remove the second sentence in the narrative which states: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value next calculated after an order is received by the Fund’s distributor,” as it is neither permitted nor required by the Form.

Response: The Registrant will remove the language as requested above.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

July 30, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Funds Trust
SEC File Nos. 333-59745; 811-08895

Dear Mr. Thompson:

ING Funds Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP